UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed
Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Greenhill & Co., Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

395259104

(CUSIP Number)

Robert F. Greenhill

c/o Greenhill & Co., Inc.

300 Park Avenue

New York, New York 10022

(212) 389-1500

with a copy to:

Harold J. Rodriguez, Jr.

Greenhill & Co., Inc.

300 Park Avenue

New York, New York 10022

(212) 389-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 395259104	13D	Page 1 of 9

1	Names of Reporting Persons Robert F. Greenhill
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 353,648
	8	Shared Voting Power 2,028,684
	9	Sole Dispositive Power 353,648
	10	Shared Dispositive Power 2,028,684

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,382,332
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 12.3%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 395259104	13D	Page 2 of 9

1	Names of Reporting Persons Greenhill Family Limited Partnership
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 989,524
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 989,524

11	Aggregate Amount Beneficially Owned by Each Reporting Person 989,524
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 5.1%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 395259104	13D	Page 3 of 9

1	Names of Reporting Persons Riversville Aircraft Corporation II
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 239,680
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 239,680

11	Aggregate Amount Beneficially Owned by Each Reporting Person 239,680
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 1.2%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 395259104	13D	Page 4 of 9

1	Names of Reporting Persons Socatean Partners
2	Check the Appropriate Box If a Member of a Group (See Instructions) a. ☒ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 799,480
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 799,480

11	Aggregate Amount Beneficially Owned by Each Reporting Person 799,480
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented By Amount in Row (11) 4.1%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 395259104	13D	Page 5 of 9

Explanatory Note

The purpose of this Amendment No. 4 (the “Amendment No. 4”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission on November 17, 2017, as amended on May 25, 2018, September 4, 2018 and November 15, 2018 (the “Schedule 13D”) is to reflect an increase in the percentage of the shares of Common Stock, par value $0.01 per share (the “Shares”), of Greenhill & Co., Inc., a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons. The increase in the percentage of the Shares beneficially owned by the Reporting Persons since the Schedule 13D was last amended on November 15, 2018 is attributable to (i) Robert F. Greenhill receiving 71,069 Shares on February 5, 2019 from the settlement of vested Restricted Stock Units (138,026 Restricted Stock Units vested and 66,957 Shares were withheld to satisfy applicable tax withholding obligations) and (ii) a decrease in the outstanding Shares. Except as set forth below, all Items of the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 4 and not otherwise defined shall have the respective meanings assigned to such terms in the Schedule 13D.

Item 2.	Identity and Background.

The first row of the table under Item 2 is hereby amended and restated as follows:

Reporting Person	Address of Principal Office / Business or Residence Address	Jurisdiction of Organization / Citizenship	Occupation and Name / Address of Employer	Principal Business

Robert F. Greenhill	c/o Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	United States of America	Senior Chairman of Greenhill & Co., Inc., 300 Park Avenue, New York, NY 10022	Investment Banking

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On February 5, 2019, Robert F. Greenhill received 71,069 Shares from the settlement of vested Restricted Stock Units (138,026 Restricted Stock Units vested and 66,957 Shares were withheld to satisfy applicable tax withholding obligations). This transaction was made pursuant to the Prior Plan (as defined below).

Item 4.	Purpose of Transaction.

The second sentence of the first paragraph under Item 4 is hereby amended and restated as follows:

Robert F. Greenhill is the founder, former Chief Executive Officer and former Chairman of the Board of Directors and current Senior Chairman of the Issuer.

CUSIP No. 395259104	13D	Page 6 of 9

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) See Item 9 on the Cover Pages to this Amendment No. 4. Percentages are based on 19,394,619 Shares outstanding as of October 16, 2019.

As of the date hereof, the Reporting Persons beneficially own 2,382,332 Shares as a group, representing approximately 12.3% of the outstanding Shares.

Robert F. Greenhill. Robert F. Greenhill is the direct beneficial owner of 353,648 Shares, representing approximately 1.8% of the outstanding Shares.

Greenhill Family Limited Partnership. Robert F. Greenhill controls Greenhill Family Limited Partnership. Greenhill Family Limited Partnership is the direct beneficial owner of 989,524 Shares, representing approximately 5.1% of the outstanding Shares.

Riversville Aircraft Corporation II. Robert F. Greenhill controls Riversville Aircraft Corporation II. Riversville Aircraft Corporation II is the direct beneficial owner of 239,680 Shares, representing approximately 1.2% of the outstanding Shares.

Socatean Partners. Robert F. Greenhill controls Socatean Partners. Socatean Partners is the direct beneficial owner of 799,480 Shares, representing approximately 4.1% of the outstanding Shares.

(b) Number of Shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: See item 7 on the Cover Pages to this Amendment No. 4.

(ii) Shared power to vote or to direct the vote: See item 8 on the Cover Pages to this Amendment No. 4.

(iii) Sole power to dispose or to direct the disposition: See item 9 on the Cover Pages to this Amendment No. 4.

(iv) Shared power to dispose or to direct the disposition: See item 10 on the Cover Pages to this Amendment No. 4.

(c) On February 5, 2019, Robert F. Greenhill received 71,069 Shares from the settlement of vested Restricted Stock Units (138,026 Restricted Stock Units vested and 66,957 Shares were withheld to satisfy applicable tax withholding obligations).

Except as described in this Item 5(c), there have been no transactions in Shares effected during the past 60 days by any of the Reporting Persons.

CUSIP No. 395259104	13D	Page 7 of 9

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

Equity Incentive Plans. As the Senior Chairman of the Issuer, Robert F. Greenhill is eligible to receive awards under the Issuer’s Equity Incentive Plans, which were adopted to motivate employees of the Issuer and allow them to participate in the ownership of Shares. The 2019 Equity Incentive Plan became effective upon its approval by the Issuer’s stockholders at the Issuer’s annual meeting on April 24, 2019 (the “Equity Incentive Plan”). The 2015 Equity Incentive Plan, as amended and restated, became effective as of March 9, 2015 and was approved by the Issuer’s stockholders at the Issuer’s annual meeting in April, 2015 (the “Prior Plan” and, together with the 2019 Equity Incentive Plan, the “Equity Incentive Plans”). The Prior Plan was terminated, replaced and superseded by the Equity Incentive Plan, except that any awards granted under the Prior Plan continue to be subject to the terms of the Prior Plan and any applicable award agreement, including any such terms that are intended to survive the termination of the Prior Plan or the settlement of such award, and shall remain in effect pursuant to their terms. The 2019 Equity Incentive Plan is administered by the Compensation Committee, which has the authority, either directly or through its delegates, to grant equity awards to eligible persons including employees, directors and certain other non-employees as selected by the Compensation Committee. Awards under the 2019 Equity Incentive Plan may be granted in the form of stock options, restricted stock, restricted stock units, performance awards, or other stock-based awards. The maximum number of Shares that may be issued under the 2019 Equity Incentive Plan in respect of awards granted thereunder is 8,751,974, which figure includes (i) 6,500,000 Shares that may be issued under the 2019 Equity Incentive Plan and (ii) 2,251,974 Shares that were not issued under the Prior Plan as of the effective date of the 2019 Equity Incentive Plan that may now be offered or sold under the 2019 Equity Incentive Plan, subject to certain adjustments for major corporate transactions or awards which are cancelled, terminated, forfeited, fail to vest or are otherwise not paid or settled for any reason. Awards granted under the Equity Incentive Plans generally vest ratably over a period of four to five years beginning on the first anniversary of the grant date or in full on the third, fourth or fifth anniversary of the grant date. The default treatment under the Equity Incentive Plans provides that awards shall fully vest upon a termination of employment as a result of death or disability (or retirement with respect to awards granted under the Prior Plan) and that awards are forfeited upon any other termination of employment outside of the change in control context. This summary of the Equity Incentive Plans is qualified in its entirety by reference to the 2019 Equity Incentive Plan and the Prior Plan, copies of which are attached hereto as Exhibit 3 and Exhibit 1, respectively, and incorporated herein by reference.

Joint Filing Agreement. On November 17, 2017, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect the securities of the Issuer to the extent required by applicable law. This summary of the Joint Filing Agreement is qualified in its entirety by reference to the Joint Filing Agreement, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.

Except for the Equity Incentive Plans and Joint Filing Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

CUSIP No. 395259104	13D	Page 8 of 9

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit Number	Description

3	Greenhill & Co., Inc. 2019 Equity Incentive Plan (incorporated by reference to Exhibit A to the Issuer’s Definitive Proxy Statement on Schedule 14A, filed on March 20, 2019).*

*	Previously filed.

CUSIP No. 395259104	13D	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 17, 2019

Robert F. Greenhill

By:	/s/ Robert F. Greenhill
Name:	Robert F. Greenhill

Greenhill Family Limited Partnership

By:	/s/ Robert F. Greenhill
Name:	Robert F. Greenhill
Title:	General Partner

Riversville Aircraft Corporation II

By:	/s/ Robert F. Greenhill
Name:	Robert F. Greenhill
Title:	President

Socatean Partners

By:	/s/ Robert F. Greenhill
Name:	Robert F. Greenhill
Title:	Managing General Partner

EXHIBIT INDEX

Exhibit Number	Description

1	Amended and Restated Equity Incentive Plan (incorporated by reference to Exhibit A to the Issuer’s Definitive Proxy Statement on Schedule 14A, filed on March 13, 2015).*

2	Joint Filing Agreement, dated November 17, 2017, by and among the Reporting Persons.*

3	Greenhill & Co., Inc. 2019 Equity Incentive Plan (incorporated by reference to Exhibit A to the Issuer’s Definitive Proxy Statement on Schedule 14A, filed on March 20, 2019).*

*	Previously filed.